Filed pursuant to Rule 253(g)(2)

File No. 024-11181

Investment Grade R.E. Income Fund, LP

Supplement No. 1

to the Offering Circular

qualified July 20, 2021

Dated: May 3, 2022

This Supplement No. 1 to the Offering Circular originally qualified July 21, 2020 (this “Supplement”) supplements the post qualification amendment to the offering circular of Investment Grade R.E. Income Fund, LP (the “Company,” “we,” “us,” or “our”), dated July 20, 2021 as supplemented and amended from time to time (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated information relevant to one or more terms or sections of the Offering Circular as follows:

I. Use of Proceeds:

The Use of Proceeds section of the Offering Circular, discussing “Selling Group Compensation” is supplemented accordingly

1.	Selling Group Compensation: The Fund will pay up to 9% of the gross proceeds raised in the offering to the Selling Group as Selling Group Compensation for Units placed by them. As a result of the Selling Group Compensation paid when purchasing Units through a Soliciting Dealer, versus Units purchased net of such Selling Group Compensation when referred through a registered investment adviser, or sold directly by the issuer, Limited Partners will pay less for the Units purchased through a registered investment adviser or the issuer directly (See “Plan of Distribution”). Additionally, a Soliciting Dealer may, at its discretion, waive all or a portion of the Selling Group Compensation payable to a Soliciting Dealer (to include fees, reallowances and/or sales commissions) which will reduce the price paid per unit. Further, the Fund may, upon request, reduce or eliminate payment of the 6% Sales Commission for the purchase of units by a Soliciting Dealer or any of its directors, officers, employees, affiliates or registered representatives, but will pay the 3% Dealer Manager Fee, Wholesaler Fee and Marketing and Due Diligence Allowance on those units as described in the Plan of Distribution. When a Limited Partner pays less per Unit, the reduced price per Unit will increase the total units to the investor which will increase the investor’s overall return. (See “Plan of Distribution.”)

(Underlined language indicates new language added)

II. Plan of Distribution:

The following language is added to the “Plan of Distribution” section of the Offering Circular:

1.	Selling Group Compensation: The Fund will pay up to 9% of the gross proceeds raised in the offering to the Selling Group as Selling Group Compensation for Units placed by them. As a result of the Selling Group Compensation paid when purchasing Units through a Soliciting Dealer, versus Units purchased net of such Selling Group Compensation when referred through a registered investment adviser, or sold directly by the issuer, Limited Partners will pay less for the Units purchased through a registered investment adviser or the issuer directly (See “Plan of Distribution”). Additionally, a Soliciting Dealer may, at its discretion, waive all or a portion of the Selling Group Compensation payable to a Soliciting Dealer (to include fees, reallowances and/or sales commissions) which will reduce the price paid per unit. Further, the Fund may, upon request, reduce or eliminate payment of the 6% Sales Commission for the purchase of units by a Soliciting Dealer or any of its directors, officers, employees, affiliates or registered representatives, but will pay the 3% Dealer Manager Fee, Wholesaler Fee and Marketing and Due Diligence Allowance on those units as described in the Plan of Distribution. When a Limited Partner pays less per Unit, the reduced price per Unit will increase the total units to the investor which will increase the investor’s overall return. (See “Plan of Distribution.”)

(Underlined language indicates new language added)

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the information described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.